February 1, 2007

BY EDGAR
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
Attn: Robert S. Littlepage, Accountant Branch Chief

Re:	Applied Signal Technology, Inc. Item 4.02 Form 8-K Filed January 16, 2007 File No. 000-21236

Dear Mr. Littlepage:

We are writing in response to the letter of comments from the Staff of the Securities and Exchange Commission (the “Staff”) to Applied Signal Technology, Inc., a California corporation (the “Company”) dated January 19, 2007. The numbered paragraphs below restate the numbered paragraphs in the Staff’s letter to the Company, and the discussion set out below each such paragraph is our response to the Staff’s comment.

1. In your Form 8-K you state that the company’s financial statements relating to fiscal years 2000 through 2005 should no longer be relied upon. Clarify for us whether previously issued financial statements for the first three quarters of 2006 also require restatement and should no longer be relied upon. If so, please revise your Form 8-K as appropriate.

Response:

We are not restating or amending our financial statements for the first three quarters of fiscal 2006 as previously filed. There was no change to the activity reported in our consolidated statements of operations and statements of cash flow during each of the quarters of fiscal 2005 and 2006. Furthermore, the restatements do not impact our consolidated statement of operations and statements of cash flow for the fiscal years ended October 31, 2005, and 2006. The restatements affected the opening balance of certain asset, liability and shareholders’ equity accounts for the year ended October 31, 2005. The cumulative adjustment to our opening fiscal 2005 balance sheet was an increase to our total assets, total liabilities, and total shareholder’s equity of approximately $298,000, $101,000, and $197,000, respectively. This cumulative adjustment flows into the ending amounts recorded in our balance sheets for each of the quarters in fiscal 2005 and 2006. We have analyzed the affects of this cumulative adjustment on the balance sheets for each of the quarters in fiscal 2005 and 2006 and have concluded that the affects are immaterial. Therefore, we do not believe a restatement of the first three quarters of fiscal 2006 is required.

2. Based on your disclosure, it appears that you do not intend to amend your previously issued financial statements, but to instead reflect the restatements in your Form 10-K for the fiscal year ended October 31, 2006. Please confirm that you intend to comply with guidance recently released by the staff in a “Sample Letter Sent in Response to Inquires Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants”. This guidance can be found on the Commission website at http://www.sec.gov/divisions/guidance/oilgasltr012007.htm.

Response:

The Company confirms that we believe that we did comply with the guidance recently released by the Staff in a “Sample Letter Sent in Response to Inquires Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants” when we reflected the restatements in our Form 10-K for the fiscal year ended October 31, 2006, filed on January 29, 2007.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responds to the remaining comments raised by the Staff. Should you have any additional questions, please feel free to contact me at (408) 522-2851.

Yours truly,
Applied Signal Technology, Inc.

/s/ James E. Doyle

James E. Doyle
Chief Financial Officer